Exhibit 5



                           October 17, 1997




Board of Directors
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752

                 Re: National Western Life Insurance Company 1995 Stock and Incentive Plan

Gentlemen:

   This opinion relates to the validity of the issuance of the 300,000 shares of National Western's Class A common, $1.00 par value, stock to be issued in connection with the National Western Life Insurance Company 1995 Stock and Incentive Plan ("Plan").

   I have reviewed the Plan, the Articles of Incorporation and Bylaws of the Company and the resolutions of the Board of Directors and shareholders creating the Plan. Additionally, I have reviewed the relevant laws of the State of Colorado, the legal domicile of the Company.

   Based upon my review of this information, I am of the opinion that these shares will, if and when issued by the Company in accordance with the provisions of the Plan, be legally issued, fully paid and non-assessable.

                 Yours very truly,


                 /S/Will D. Davis
                 Will D. Davis

WDD/mmr